FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 15, 2024

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited consolidated financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), combined ratio, combined ratio points, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2023 net earnings of $4,381.8 million ($173.24 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2022 net earnings of $3,374.2 million ($131.37 net earnings per diluted share after payment of preferred share dividends). Book value per basic share at December 31, 2023 was $939.65 compared to $762.28 at December 31, 2022 (an increase of 24.7% adjusted for the $10 per common share dividend paid in the first quarter of 2023).

"2023 was the best year in our history with net earnings of $4.4 billion, producing record adjusted operating income of $3.9 billion (or operating income of $5.7 billion including the benefit of discounting, net of a risk adjustment on claims) from our property and casualty insurance and reinsurance operations, reflecting records achieved in our core underwriting performance, interest and dividends of $1.7 billion and increased favourable results from profit of associates. All of our major insurance and reinsurance companies achieved combined ratios below 100% for a consolidated combined ratio of 93.2% and underwriting profit of $1.5 billion, on an undiscounted basis. Gross premiums written grew by 4.8% or $1.3 billion to $28.9 billion, while net premiums written grew by 3.5%, primarily reflecting new business and incremental rate increases in certain lines of business.

"On December 26, 2023 we acquired an additional 46.3% of Gulf Insurance, increasing the company's total equity interest to 90.0% which will add approximately $2.7 billion of gross premiums written to our consolidated results in 2024.

"We have increased our annual interest and dividend income run-rate to approximately $2.0 billion and we anticipate it will remain at this level for approximately the next four years. Our fixed income portfolio continues to be conservatively positioned with effectively 69% of the fixed income portfolio invested in government bonds, 20% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.

"Our net gains on investments of $1.9 billion were principally comprised of net gains on common stocks of $1.2 billion and bonds of $0.7 billion.

"We remain focused on being soundly financed and ended 2023 in a strong financial position with $1.8 billion in cash and investments in the holding company, our debt to capital ratio at 23.1%," said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2023	2022	2023	2022
	($ millions)
Gross premiums written	6,639.3	7,019.1	29,092.5	27,912.6
Net premiums written	5,161.5	5,612.8	22,903.6	22,271.7
Net insurance revenue	5,680.9	5,306.0	21,957.4	20,194.3

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	265.7	245.5	977.1	964.0
Global Insurers and Reinsurers	714.7	823.1	2,828.0	1,886.7
International Insurers and Reinsurers	100.9	59.6	330.8	230.2
Insurance service result	1,081.3	1,128.2	4,135.9	3,080.9
Other insurance operating expenses	(246.8)	(182.6)	(822.1)	(701.8)
	834.5	945.6	3,313.8	2,379.1
Interest and dividends	482.1	279.5	1,654.7	746.1
Share of profit of associates	153.4	164.5	761.6	721.5
Operating income - Property and Casualty Insurance and Reinsurance	1,470.0	1,389.6	5,730.1	3,846.7
Operating income (loss) - Life insurance and Run-off	(187.3)	(85.2)	(144.6)	77.4
Operating income (loss) - Non-insurance companies	(40.3)	61.1	121.9	221.3
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,010.3)	45.3	(1,605.6)	1,617.3
Net gains (losses) on investments	1,464.4	496.2	1,949.5	(1,573.2)
Gain on sale and consolidation of insurance subsidiaries	290.7	1,219.7	549.8	1,219.7
Interest expense	(130.5)	(125.7)	(510.0)	(452.8)
Corporate overhead and other	(153.4)	26.0	(182.8)	(52.2)
Earnings before income taxes	1,703.3	3,027.0	5,908.3	4,904.2
Provision for income taxes	(28.5)	(546.1)	(813.4)	(1,092.5)
Net earnings	1,674.8	2,480.9	5,094.9	3,811.7

Attributable to:
Shareholders of Fairfax	1,328.5	2,318.1	4,381.8	3,374.2
Non-controlling interests	346.3	162.8	713.1	437.5
	1,674.8	2,480.9	5,094.9	3,811.7
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	Fourth quarter		Year ended December 31,
	2023	2022	2023	2022
	($ millions)
Insurance service result	1,081.3	1,128.2	4,135.9	3,080.9
Other insurance operating expenses	(246.8)	(182.6)	(822.1)	(701.8)
Discounting of losses and ceded losses on claims recorded in the period	(393.7)	(412.8)	(1,813.6)	(1,302.7)
Changes in the risk adjustment and other	138.5	(36.7)	22.0	28.9
Underwriting profit	579.3	496.1	1,522.2	1,105.3
Interest and dividends	482.1	279.5	1,654.7	746.1
Share of profit of associates	153.4	164.5	761.6	721.5
Adjusted operating income - Property and Casualty Insurance and Reinsurance	1,214.8	940.1	3,938.5	2,572.9
Highlights for fiscal year 2023 (with comparisons to fiscal year 2022 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 3.5% to a record $22.7 billion from $21.9 billion, and gross premiums written increased by 4.8%, reflecting growth across most operating companies, partially offset by decreases at Odyssey Group (principally reflecting the non-renewal of a significant quota share contract which contributed nominal underwriting profit and decreased U.S. crop insurance) and at Brit following strategic underwriting actions to reduce both its gross and net property catastrophe exposure. The growth in both net and gross premiums written was also partially offset by decreased premium volume in both cyber and professional liability lines of business impacted by both pricing and coverage as the company continues to be disciplined in writing new business. Excluding the non-renewal of Odyssey Group's quota share contract, gross premiums written increased by 6.0% and net premiums written increased by 5.0%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 93.2%, producing a record underwriting profit of $1,522.2 million, and included lower catastrophe losses of $897.3 million (representing 4.0 combined ratio points), compared to a combined ratio of 94.7% and an underwriting profit of $1,105.3 million in 2022. The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $309.6 million or 1.4 combined ratio points.
•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 53.1% to a record of $3,938.5 million from $2,572.9 million, reflecting the best year in the company's history for underwriting profit and interest and dividends.
•Float of the property and casualty insurance and reinsurance operations increased by 14.9% to $33.4 billion at December 31, 2023 from $29.1 billion at December 31, 2022.
•Operating loss of the Life insurance Run-off operations was $144.6 million compared to an operating profit of $77.4 million in 2022, principally reflecting net adverse prior year reserve development at Run-off of $259.4 million on an undiscounted basis, primarily related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs.
•Consolidated interest and dividends increased significantly from $961.8 million to a record $1,896.2 million (comprised of $1,654.7 million earned in the property and casualty insurance and reinsurance operations investment portfolio, with the remainder earned in life insurance and run-off, non-insurance companies and corporate and other), primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout the year, net purchases of longer-dated U.S. treasury government bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023. At December 31, 2023 the company's insurance and reinsurance companies held portfolio investments of $60.7 billion (excluding Fairfax India's portfolio of $2.3 billion), of which $7.2 billion was in cash and short term investments representing 11.8% of those portfolio investments. During 2023 the company used cash and net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasuries to purchase $11.7 billion of U.S. treasuries with maturities between 5 to 7 years and to make net purchases of $2.3 billion of short-dated first mortgage loans. These actions should result in continued higher levels of interest income for approximately the next four years based on the current fixed income portfolio.
•Consolidated share of profit of associates of $1,022.2 million (comprised of $761.6 million earned in the property and casualty insurance and reinsurance operations investment portfolio, with the remainder earned in life insurance and run-off, non-insurance companies and corporate and other), principally reflected share of profit of $437.7 million from Eurobank, $149.6 million from Poseidon (formerly Atlas) and $129.1 million from EXCO Resources.
•Net gains on investments of $1,949.5 million (net gains on investments of $1,464.4 million in the fourth quarter) consisted of the following:

	Fourth quarter of 2023
	($ millions)
	Realized gains (losses)	Unrealized gains	Net gains
Net gains (losses) on:
Equity exposures	348.0	22.2	370.2
Bonds	102.6	894.5	997.1
Other	(98.9)	196.0	97.1
	351.7	1,112.7	1,464.4

	Year ended December 31, 2023
	($ millions)
	Realized gains (losses)	Unrealized gains	Net gains
Net gains (losses) on:
Equity exposures	506.6	711.0	1,217.6
Bonds	(415.3)	1,129.4	714.1
Other	(220.9)	238.7	17.8
	(129.6)	2,079.1	1,949.5

•Net gains on equity exposures of $1,217.6 million was primarily comprised of unrealized gains on common stocks, convertible bonds and net gains on equity derivatives. At December 31, 2023 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or $372.96 (Cdn$476.03) per share, on which the company recorded net gains of $624.8 million (fourth quarter of 2023 - $178.1 million).
Net gains on bonds of $714.1 million primarily reflected net gains on U.S. treasuries and U.S. treasury bond forward contracts.
•The company's fixed income portfolio is conservatively positioned with effectively 69% of the fixed income portfolio invested in government bonds, 20% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.
•On December 26, 2023 the company acquired an additional 46.3% equity interest in Gulf Insurance for $756.1 million which increased the company's interest to a controlling 90.0%. On closing of the transaction, the company re-measured its previously held equity accounted investment in Gulf Insurance and recognized a pre-tax gain of $279.9 million. The company also commenced consolidating Gulf Insurance and managing Gulf Insurance's $2.4 billion investment portfolio.
•Excluding the impact of Fairfax India’s performance fees to Fairfax (an accrual of $69.4 million in 2023 and a reversal of $36.4 million in 2022), which are offset upon consolidation, and the impact of non-cash impairment charges of $107.9 million recorded throughout the year related to the non-insurance companies, including Farmers Edge, operating income of the non-insurance companies decreased modestly to $299.2 million from $318.3 million, primarily reflecting higher operating expenses at Restaurants and retail, partially offset by higher business volumes at Dexterra Group and Thomas Cook India. At December 31, 2023 the holding company had a performance fee receivable of $110.2 million pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.
•Net finance expense from insurance contracts and reinsurance contract assets held of $1.6 billion in 2023 reflected interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made and the effect of modest decreases in discount rates during the year, compared to net finance income from insurance contracts and reinsurance contract assets held of $1.6 billion in 2022 which reflected the benefit of significant increases in discount rates during 2022 that was partially offset by the interest accretion.
•Interest expense of $510.0 million (inclusive of $49.5 million on leases) was primarily comprised (other than on leases) of $330.5 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $130.0 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•Provision for income taxes of $813.4 million with an effective tax rate of 13.8% principally reflected non-taxable investment income that included the benefit of the gain on the sale of Ambridge by Brit, the tax rate differential on income and losses outside Canada primarily related to income taxed at lower rates in the U.S., Bermuda and Mauritius, and the change in tax rate for deferred income taxes related to deferred tax assets recognized as a result of new tax laws in Bermuda during the fourth quarter of 2023 including the introduction of a 15% corporate income tax effective January 1, 2025.
•The excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries increased significantly to $1,006.0 million at December 31, 2023 from $310.0 million at December 31, 2022, with $315.2 million of that increase related to publicly traded Eurobank.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 23.1% at December 31, 2023 from 23.7% at December 31, 2022, primarily reflecting increased common shareholders' equity as a result of the record net earnings reported in 2023, the impact of the Gulf Insurance transaction and the issuance of senior notes due 2033 (discussed below).
•On December 7, 2023 the company completed an offering of $400.0 million principal amount of 6.00% unsecured senior notes due 2033. Subsequent to December 31, 2023, the company completed a re-opening of those notes for $200.0 million principal amount and used a portion of the aggregate net proceeds to redeem its remaining $279.3 million principal amount of senior notes due 2024. On February 14, 2024 the company announced that it will use the remainder of the net proceeds to redeem its Cdn$348.6 million principal amount of senior notes due 2025.
•During 2023 the company purchased 110,528 of its subordinate voting shares for treasury and 364,723 for cancellation at an aggregate cost of $363.2 million.
There were 23.2 million and 23.6 million weighted average common shares effectively outstanding during 2023 and 2022 respectively. At December 31, 2023 there were 23,003,248 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio, prior year reserve development and catastrophe loss information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its 2023 year-end results at 8:30 a.m. Eastern time on Friday February 16, 2024. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 1, 2024. The replay may be accessed at 1 (800) 934-9450 (Canada or U.S.) or 1 (203) 369-3854 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2023, December 31, 2022 and January 1, 2022
(US$ millions except per share amounts)

	December 31, 2023(1)	December 31, 2022	January 1, 2022
		Restated(2)	Restated(2)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $197.7; December 31, 2022 – $104.6; January 1, 2022 – $111.0)	1,781.6	1,345.8	1,478.3
Insurance contract receivables	926.1	648.9	650.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $637.0; December 31, 2022 – $854.4; January 1, 2022 – $1,246.4)	7,165.6	9,368.2	21,799.5
Bonds (cost $36,511.9; December 31, 2022 – $29,534.4; January 1, 2022 – $13,836.3)	36,850.8	28,578.5	14,091.2
Preferred stocks (cost $898.3; December 31, 2022 – $808.3; January 1, 2022 – $576.6)	2,447.4	2,338.0	2,405.9
Common stocks (cost $6,577.2; December 31, 2022 – $5,162.6; January 1, 2022 – $4,717.2)	6,903.4	5,124.3	5,468.9
Investments in associates (fair value $7,553.2; December 31, 2022 – $6,772.9; January 1, 2022 – $5,671.9)	6,607.6	6,093.1	4,749.2
Derivatives and other invested assets (cost $952.0; December 31, 2022 – $869.8; January 1, 2022 – $888.2)	1,025.3	828.5	991.2
Assets pledged for derivative obligations (cost $137.7; December 31, 2022 – $52.4; January 1, 2022 – $119.6)	139.3	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,507.6; December 31, 2022 – $3,079.6; January 1, 2022 – $3,336.4)	2,282.7	1,942.8	2,066.0
	63,422.1	54,324.7	51,691.5

Reinsurance contract assets held	10,887.7	9,691.5	9,893.1
Deferred income tax assets	301.1	137.3	449.1
Goodwill and intangible assets	6,376.3	5,689.0	5,928.2
Other assets	8,290.2	6,981.3	6,034.1
Total assets	91,985.1	78,818.5	76,124.4

Liabilities
Accounts payable and accrued liabilities	5,487.2	4,806.6	4,587.6
Derivative obligations	444.9	191.0	152.9
Deferred income tax liabilities	1,250.3	868.0	586.5
Insurance contract payables	1,206.9	1,402.7	1,826.0
Insurance contract liabilities	46,171.4	39,906.6	39,742.2
Borrowings – holding company and insurance and reinsurance companies	7,824.5	6,621.0	6,129.3
Borrowings – non-insurance companies	1,899.0	2,003.9	1,623.7
Total liabilities	64,284.2	55,799.8	54,648.2

Equity
Common shareholders’ equity	21,615.0	17,780.3	15,199.8
Preferred stock	1,335.5	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	22,950.5	19,115.8	16,535.3
Non-controlling interests	4,750.4	3,902.9	4,940.9
Total equity	27,700.9	23,018.7	21,476.2
	91,985.1	78,818.5	76,124.4

Book value per basic share	$939.65	$762.28	$636.89
(1)    Includes the company's preliminary estimates of the fair values of assets acquired and liabilities assumed in connection with the acquisition of Gulf Insurance. Those fair values will be finalized within twelve months of the acquisition date and differences, if any, from the company's preliminary estimates will result in reclassifications between the affected balance sheet lines and goodwill.
(2)    Restated for the transition to IFRS 17.

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the fourth quarters and years ended December 31, 2023 and 2022
(US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2023	2022	2023	2022
		Restated(1)		Restated(1)
Insurance
Insurance revenue	6,901.8	6,517.6	26,934.8	24,703.5
Insurance service expenses	(6,022.7)	(4,937.8)	(21,944.1)	(20,467.3)
Net insurance result	879.1	1,579.8	4,990.7	4,236.2
Cost of reinsurance	(1,220.9)	(1,211.6)	(4,977.4)	(4,509.2)
Recoveries of insurance service expenses	1,258.0	649.7	3,943.7	3,274.4
Net reinsurance result	37.1	(561.9)	(1,033.7)	(1,234.8)
Insurance service result	916.2	1,017.9	3,957.0	3,001.4
Other insurance operating expenses	(307.6)	(197.4)	(966.4)	(656.4)
Net finance income (expense) from insurance contracts	(1,318.9)	62.5	(2,152.7)	2,014.4
Net finance income (expense) from reinsurance contract assets held	308.6	(17.2)	547.1	(397.1)
	(401.7)	865.8	1,385.0	3,962.3
Investment income
Interest and dividends	536.6	333.3	1,896.2	961.8
Share of profit of associates	127.7	258.4	1,022.2	1,022.4
Net gains (losses) on investments	1,464.4	496.2	1,949.5	(1,573.2)
	2,128.7	1,087.9	4,867.9	411.0
Other revenue and expenses
Non-insurance revenue	1,752.0	1,668.5	6,614.5	5,581.6
Non-insurance expenses	(1,777.7)	(1,622.5)	(6,568.7)	(5,520.9)
Gain on sale and consolidation of insurance subsidiaries	290.7	1,219.7	549.8	1,219.7
Interest expense	(130.5)	(125.7)	(510.0)	(452.8)
Corporate and other expenses	(158.2)	(66.7)	(430.2)	(296.7)
	(23.7)	1,073.3	(344.6)	530.9
Earnings before income taxes	1,703.3	3,027.0	5,908.3	4,904.2
Provision for income taxes	(28.5)	(546.1)	(813.4)	(1,092.5)
Net earnings	1,674.8	2,480.9	5,094.9	3,811.7

Attributable to:
Shareholders of Fairfax	1,328.5	2,318.1	4,381.8	3,374.2
Non-controlling interests	346.3	162.8	713.1	437.5
	1,674.8	2,480.9	5,094.9	3,811.7

Net earnings per share	$57.02	$98.62	$186.87	$140.83
Net earnings per diluted share	$52.87	$91.87	$173.24	$131.37
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,076	23,387	23,183	23,638

(1)    Restated for the transition to IFRS 17.

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fourth quarters and years ended December 31, 2023 and 2022
(US$ millions)

	Fourth quarter		Year ended December 31,
	2023	2022	2023	2022
		Restated(1)		Restated(1)

Net earnings	1,674.8	2,480.9	5,094.9	3,811.7

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	123.0	208.3	(39.6)	(676.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(52.1)	(28.6)	(56.6)	149.5
Gains (losses) on hedge of net investment in European operations	(34.2)	(65.0)	(27.8)	51.8
Share of other comprehensive gains (losses) of associates, excluding net gains (losses) on defined benefit plans	97.3	107.8	30.5	(132.0)
Other	(7.2)	(0.9)	0.3	2.2
	126.8	221.6	(93.2)	(605.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	19.7	1.9	19.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	19.8	(3.0)	18.2	(4.3)
	146.6	238.3	(73.1)	(589.7)
Items that will not be reclassified to net earnings
Net gains (losses) on defined benefit plans	(46.8)	16.2	(32.9)	121.7
Share of net gains (losses) on defined benefit plans of associates	(1.1)	—	(5.1)	59.4
Other	7.2	—	28.2	—
	(40.7)	16.2	(9.8)	181.1

Other comprehensive income (loss), net of income taxes	105.9	254.5	(82.9)	(408.6)
Comprehensive income	1,780.7	2,735.4	5,012.0	3,403.1

Attributable to:
Shareholders of Fairfax	1,436.3	2,539.3	4,353.4	3,163.5
Non-controlling interests	344.4	196.1	658.6	239.6
	1,780.7	2,735.4	5,012.0	3,403.1

(1)    Restated for the transition to IFRS 17.

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios, on an undiscounted basis, for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2023 and 2022 were as follows:
Gross Premiums Written

	Fourth quarter		Year ended December 31,		% change year-over-year
	2023	2022	2023	2022	Fourth quarter	Full year
Northbridge	623.7	594.6	2,442.2	2,301.7	4.9%	6.1%
Crum & Forster	1,296.1	1,137.2	5,217.5	4,571.3	14.0%	14.1%
Zenith National	149.1	139.0	738.3	727.9	7.3%	1.4%
North American Insurers	2,068.9	1,870.8	8,398.0	7,600.9	10.6%	10.5%

Allied World	1,461.5	1,424.1	6,840.5	6,490.0	2.6%	5.4%
Odyssey Group(1)	1,314.6	1,765.9	6,332.6	6,559.7	(25.6)%	(3.5)%
Brit(2)	799.3	1,007.6	3,731.7	3,945.9	(20.7)%	(5.4)%
Global Insurers and Reinsurers	3,575.4	4,197.6	16,904.8	16,995.6	(14.8)%	(0.5)%

International Insurers and Reinsurers	934.8	734.1	3,587.3	2,965.2	27.3%	21.0%

Property and casualty insurance and reinsurance	6,579.1	6,802.5	28,890.1	27,561.7	(3.3)%	4.8%

Net Premiums Written

	Fourth quarter		Year ended December 31,		% change year-over-year
	2023	2022	2023	2022	Fourth quarter	Full year
Northbridge	557.0	529.5	2,145.4	2,059.3	5.2%	4.2%
Crum & Forster	937.3	847.5	3,902.3	3,658.4	10.6%	6.7%
Zenith National	153.5	144.6	755.1	739.9	6.2%	2.1%
North American Insurers	1,647.8	1,521.6	6,802.8	6,457.6	8.3%	5.3%

Allied World	960.8	935.0	4,839.5	4,456.1	2.8%	8.6%
Odyssey Group(1)	1,162.5	1,541.2	5,740.6	5,908.0	(24.6)%	(2.8)%
Brit(2)	686.7	882.1	2,982.7	3,142.2	(22.2)%	(5.1)%
Global Insurers and Reinsurers	2,810.0	3,358.3	13,562.8	13,506.3	(16.3)%	0.4%

International Insurers and Reinsurers	645.9	518.1	2,329.8	1,963.1	24.7%	18.7%

Property and casualty insurance and reinsurance	5,103.7	5,398.0	22,695.4	21,927.0	(5.5)%	3.5%

Combined Ratios

	Fourth quarter		Year ended December 31,
	2023	2022	2023	2022
Northbridge	91.5%	92.5%	91.1%	89.4%
Crum & Forster	95.9%	94.2%	97.7%	94.5%
Zenith National	87.0%	95.2%	93.8%	94.7%
North American Insurers	93.6%	93.8%	95.2%	92.9%

Allied World	86.1%	88.7%	89.5%	90.7%
Odyssey Group	88.1%	88.0%	93.4%	96.3%
Brit(2)	88.3%	88.2%	91.9%	97.9%
Global Insurers and Reinsurers	87.5%	88.3%	91.7%	94.8%

International Insurers and Reinsurers	93.4%	101.4%	95.9%	99.3%

Property and casualty insurance and reinsurance	89.9%	90.9%	93.2%	94.7%
(1)    Excluding the non-renewal of a significant quota share contract which contributed nominal underwriting profit, gross premiums written and net premiums written decreased by 6.5% and 2.8% in the fourth quarter of 2023, and increased by 1.7% and 2.9% in the full year of 2023.
(2)    Excluding Ki Insurance, gross premiums written decreased by 19.7% and 8.3% in the fourth quarter and full year of 2023 and net premiums written decreased by 21.4% and 6.6% in the fourth quarter and full year of 2023. Excluding Ki Insurance, the combined ratios were 88.4% and 91.7% in the fourth quarter and full year of 2023 and 89.0% and 97.6% in the fourth quarter and full year of 2022, reflecting Brit's strategic underwriting actions to reduce both its gross and net property catastrophe exposure.

Prior year reserve development and current period catastrophe losses of the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2023 and 2022 were as follows:
Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2023	2022	2023	2022
Northbridge	(29.0)	(15.3)	(75.9)	(33.1)
Crum & Forster	(0.1)	(0.1)	(0.5)	(0.5)
Zenith National	(19.7)	(8.9)	(50.8)	(43.6)
North American Insurers	(48.8)	(24.3)	(127.2)	(77.2)

Allied World	1.4	(0.1)	—	30.5
Odyssey Group	(86.1)	(45.7)	(78.6)	(49.9)
Brit	(2.8)	9.6	(3.0)	(1.7)
Global Insurers and Reinsurers	(87.5)	(36.2)	(81.6)	(21.1)

International Insurers and Reinsurers	(15.4)	(18.1)	(100.8)	(97.9)

Property and casualty insurance and reinsurance	(151.7)	(78.6)	(309.6)	(196.2)

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2023		2022		2023		2022
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
Hawaii wildfires	3.3	0.1	—	—	183.6	0.8	—	—
Turkey earthquake	1.2	—	—	—	113.0	0.5	—	—
Italy hailstorms	30.8	0.5	—	—	47.2	0.2	—	—
Hurricane Ian	—	—	6.4	0.2	—	—	567.0	2.8
France hailstorms	—	—	22.8	0.4	—	—	118.7	0.6
Australian floods	—	—	(2.4)	—	—	—	71.4	0.3
Other	146.6	2.6	130.4	2.4	553.5	2.5	498.6	2.4
Total catastrophe losses	181.9	3.2	157.2	3.0	897.3	4.0	1,255.7	6.1
(1)    Net of reinstatement premiums.
(2)    Expressed in combined ratio points.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the global pandemic caused by COVID-19, the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting performance calculated as insurance service result with the effects of discounting for net claims incurred in the current period, changes in the risk adjustment and other, and other insurance operating expenses all removed as shown in the table on page 3 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting and risk adjustment from insurance contract liabilities and reinsurance contract assets held.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	December 31, 2023			December 31, 2022
	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	9,723.5	1,899.0	7,824.5	8,624.9	2,003.9	6,621.0
Total equity	27,700.9	1,634.6	26,066.3	23,018.7	1,690.4	21,328.3
Total capital	37,424.4		33,890.8	31,643.6		27,949.3

Total debt to total capital ratio	26.0%		23.1%	27.3%		23.7%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge.
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at December 31, 2023 were $6,825.9 and $6,221.7 (December 31, 2022 - $5,684.3 and $5,418.0), which are the IFRS fair values and carrying values included in information on the consolidated balance sheets as at December 31, 2023 and 2022. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's information on consolidated balance sheets as at December 31, 2023 and 2022.